November 10, 2016

VIA EDGAR CORRESPONDENCE

Mr. David Manion

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Highland Funds I (the “Trust”) (Registration Nos. 333-132400 and 811-21866)

Certified Shareholder Reports on Form N-CSR Filed on September 1, 2016 (Accession No. 0001193125-16-699271), Pursuant to Rule 30b2-1 under the Investment Company Act of 1940, as amended (the “1940 Act”)

Dear Mr. Manion:

On behalf of the Trust, we hereby transmit for filing with the U.S. Securities and Exchange Commission (the “SEC”), the Trust’s responses to the comments provided by you on behalf of the staff (the “Staff”) of the SEC to the above-referenced Shareholder Reports of the Trust to the undersigned by telephone on October 14, 2016. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Shareholder Report.

1.    Staff Comment: With respect to the Report of Independent Registered Public Accounting Firm, in future shareholder reports, please include the city and state of the independent registered public accounting firm.

Response:    The requested language will be added in future shareholder reports.

2.    Staff Comment: The performance chart for Highland Long/Short Equity Fund (“Long/Short Equity Fund”) discloses total net operating expenses (excluding dividends and fees on securities sold short) for Class A shares (1.82%) that are different from the same line item contained in Long/Short Equity Fund’s Financial Highlights table (1.80%). Similarly, the performance chart for Highland Opportunistic Credit Fund (“Opportunistic Credit Fund”) discloses total net operating expenses for Class C shares (2.01%) that are different from the same line item contained in Opportunistic Credit Fund’s Financial Highlights table (2.03%). Please review and correct that information as appropriate for future shareholder reports.

Response:    The Trust will ensure that this disclosure will be accurate in any future shareholder reports.

3.    Staff Comment: With respect to Long/Short Equity Fund, we note that a portion of the Fund’s gains and losses was attributable to investments in derivatives. In future shareholder reports, to the extent Long/Short Equity Fund’s use of derivatives materially affected Fund performance, please discuss such impact in the “Management Discussion of Fund Performance” (“MDFP”) section.

Response:    Consistent with Item 27(b), Instruction 7(i), of Form N-1A, in future shareholder reports, the Long/Short Equity Fund will discuss the Fund’s use of derivatives and impact on Fund performance to the extent its use of derivatives materially affected the Fund’s performance during its most recently completed reporting period.

4.    Staff Comment: With respect to Highland Long/Short Healthcare Fund (“Long/Short Healthcare Fund”), we note that the Fund’s portfolio turnover rate increased by over 50% during the reporting period. In future shareholder reports, please discuss significant variations in a Fund’s portfolio turnover rate (for example, due to changes in strategy, market events, etc.) and the effect of such variations in portfolio turnover rate to the Fund and its distributions, in the MDFP section

Response:    In future shareholder reports, the Long/Short Healthcare Fund will discuss significant variations in the Fund’s portfolio turnover rates and the effect of such variations to the Fund and its distributions.

5.    Staff Comment: In the Trust’s Prospectus, under “More on Strategies, Risks and Disclosure of Portfolio Holdings – Additional Information about Principal Investment Strategies – Short Sales”, it states that “each Fund, except Opportunistic Credit Fund, generally will seek to hedge investments or realize additional gains through short sales.” At the end of the reporting period, the Opportunistic Credit Fund had short investments. Please explain.

Response:    Opportunistic Credit Fund is permitted to sell securities short as part of its investment strategy, as is disclosed in the Fund’s statement of additional information. As of the end of the reporting period, the amount of securities sold short was less than 5% of the Fund’s assets. The Trust confirms that selling securities short is not a principal investment strategy of the Fund.

6.    Staff Comment: In the Trust’s Prospectus, under “Principal Investment Strategies,” it states that Opportunistic Credit Fund invests at least 80% of the value of its total assets under normal circumstances in credit instruments, which include secured and unsecured floating and fixed rate loans. At the end of the reporting period, the Fund held approximately 4% of its assets in floating rate investments. Please consider adding disclosure to the Fund’s Principal Investment Strategies for these instruments that is similar to the disclosure included in Highland Floating Rate Opportunities Fund’s (“Floating Rate Opportunities Fund”) Principal Investment Strategies.

Response:    On October 28, 2016, the Trust filed Post-Effective Amendment No. 79 to its Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 82 to its Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 79/82”) on behalf of its series, including Opportunistic Credit Fund

(Accession No. 0001193125-16-751092). Amendment No. 79/82 became effective on October 31, 2016 pursuant to paragraph (b) of Rule 485 under the Securities Act. Disclosure regarding floating rate investments was added to the Fund’s Principal Investment Strategies that is similar to the disclosure included in Floating Rate Opportunities Fund’s Principal Investment Strategies.

7.    Staff Comment: For Funds that invest in floating rate loans, including Highland/iBoxx Senior Loan ETF (“SNLN”), Floating Rate Opportunities Fund and Opportunistic Credit Fund, please explain and represent supplementally that each Fund reasonably believes that its assets will provide adequate cover to allow the Fund to satisfy all of its unfunded commitments.

Response:    The Trust advises the Staff on a supplemental basis that it reasonably believes that each Fund’s assets will provide adequate cover to allow the Fund to satisfy all of its unfunded commitments. The bases for the Trust’s belief are primarily that each Fund has access to financing facilities if needed to cover its unfunded commitments and a majority of each Fund’s portfolio assets are salable over a relatively short period to generate cash. Additionally, to the extent a Fund does not hold cash equal to the amount of an unfunded commitment, the Fund will earmark or otherwise segregate liquid assets to cover such amounts. Under normal market conditions, the Funds do not maintain a significant amount of unfunded commitments.

8.    Staff Comment: In the Notes to the Financial Statements related to total return swaps for Long/Short Equity Fund, in future shareholder reports, please disclose the financing rate in place for each total return swap and define the swap counterparty instead of using abbreviations.

Response:    The requested language will be added in future shareholder reports.

9.    Staff Comment: With respect to Long/Short Equity Fund, which invests in total return swaps, consider including information in sufficient detail as to the holdings within each such total return swap’s reference basket of securities.

Response:    The Trust believes that its current disclosure provides information sufficient to allow shareholders to understand the general nature of a total return swap’s reference basket of securities. The Trust notes that such additional requested information is not presently required, would be burdensome to prepare and, therefore, the Trust respectfully declines to include such additional disclosure. The Trust will, of course, comply with the recently-adopted changes to Regulation S-X when such changes become effective.

10.    Staff Comment: With respect to the Funds’ investments in restricted securities, please ensure that the disclosure related to such investments in restricted securities is presented in conformity with the requirements of Article 12-12 (6) of Regulation S-X.

Response:    The Trust confirms that it intends to include the information required by Footnote 6 of Rule 12-12 with respect to restricted securities in footnotes to the table of investments in securities of unaffiliated issuers in future shareholder reports.

11.    Staff Comment: Per Item 13, Instruction 4, of Form N-1A, in future shareholder reports, in the Financial Highlights table, please limit the number of ratios to average net assets to two, expenses and income; any other supplemental ratio line items may be included in a footnote.

Response:    The requested change will be made in future shareholder reports.

12.    Staff Comment: In the Financial Highlights table for Opportunistic Credit Fund, please discuss the increase in net investment income ratio from 4.80% for the year ended June 30, 2015 to 13.35% for the year ended June 30, 2016 given the market environment during that period.

Response:    The increase in the Opportunistic Credit Fund’s net investment income ratio from 4.80% for the year ended June 30, 2015 to 13.35% for the year ended June 30, 2016 can be attributed to several factors: (i) during the prior fiscal year, the Fund experienced rapid growth and, as a result, the Fund had larger amounts of uninvested cash that resulted in a drag on performance until such assets could be invested; (ii) during the current fiscal year, the Fund experienced significant unrealized losses from several of its core investments, which reduced the Fund’s average net assets. These positions continued to pay based on par, which increased the Fund’s yield; (iii) the Fund used more leverage for investment purposes during the current fiscal year compared to the prior fiscal year; and (iv) during the current fiscal year, the Fund opportunistically invested in certain higher yielding positions that were impacted by the credit selloff, but were still paying interest and which the Fund’s investment adviser believed had strong coverage and fundamentals based on the underlying assets and collateral.

13.    Staff Comment: With respect to Floating Rate Opportunities Fund and Opportunistic Credit Fund, please describe the Funds’ revenue recognition policies for determining that residual collateralized loan obligation (“CLO”) positions, including any estimates made for expected maturity, meet the criteria to be accounted for under the guidance included in ASC Topic 325-40.

Response:    At the end of the reporting period, Floating Rate Opportunities Fund did not hold any CLO equity investments and Opportunistic Credit Fund’s CLO equity investments comprised less than 2% of its assets. The Trust respectfully notes that it has considered the guidance in ASC Topic 325-40 and believes that its practice of not recognizing accretion to interest income for CLO equity positions is in accordance with such guidance. The Trust also believes that its current disclosure around CLO equity investments is sufficient.

14.    Staff Comment: With respect to SNLN, Floating Rate Opportunities Fund and Opportunistic Credit Fund, please confirm if these Funds received other sources of income from senior loans, such as consent fees and amendment fees. In addition, in future shareholder reports, please discuss any such additional revenue recognition in the Notes to Financial Statements.

Response:    The Trust confirms that these Funds receive other sources of income from senior loans from time to time. The requested language will be added in future shareholder reports.

15.    Staff Comment: With respect to Long/Short Equity Fund and Long/Short Healthcare Fund, it appears that both Funds reinvest the proceeds from short sales. If this is the case, in future shareholder reports, please consider including additional disclosure in the Notes to Financial Statements of this practice and the impact to the Funds to include any resulting leverage.

Response:    The requested change will be made in future shareholder reports.

16.    Staff Comment: Please confirm that the expense limitation agreements for Funds that have recapture provisions are in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73, which states:

The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Response:    The Trust confirms that the expense limitation agreement recoupment provision for the Funds is in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 and that prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived. The Trust confirms that it will ensure its disclosure regarding the expense limitation agreement for the Funds in future shareholder reports sufficiently discloses the details of the expense limitation agreement.

17.    Staff Comment: In the Additional Information section, the returns contained in the Hypothetical Example for Comparison Purposes table are calculated incorrectly. Further, footnote 2 to the table states that: “Expenses are equal to the Fund’s annualized expense ratio including interest expense and dividends on short positions, if any, multiplied by the average account value over the period, multiplied by the number of days in the fiscal half-year, then divided by 365.” The footnote incorrectly states “365” as the divisor when the divisor should be “366.” However, this reference does not appear to be the cause of the incorrect calculations. Please ensure that in future shareholder reports these tables are presented accurately.

Response:    The Trust will ensure that this disclosure will be accurate in any future shareholder reports.

If you should have any questions, please do not hesitate to contact me at (617) 662-7193.

Very truly yours,

/s/ Karen Jacoppo-Wood
Karen Jacoppo-Wood
Vice President

cc:	Dustin Norris, Highland Capital Management Fund Advisors, L.P.

Brian McCabe, Esq., Ropes & Gray LLP